Exhibit 99.1

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                                                                   PRESS RELEASE
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[LOGO] ZARLINK          Zarlink Semiconductor Inc.     Telephone: (613) 592-0200
       SEMICONDUCTOR    400 March Road
                        Ottawa (Ontario), K2K 3J4
                        www.zarlink.com

               ZARLINK SEMICONDUCTOR ANNOUNCES CLOSING OF LEGERITY
  ACQUISITION AND EXCHANGE OF SUBSCRIPTION RECEIPTS FOR CONVERTIBLE DEBENTURES

Ottawa, Ontario, August 3, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) is pleased to announce that it has closed its previously announced acquisition of Legerity Holdings, Inc., a leading developer and supplier of voice ICs (integrated circuits) for carrier, enterprise and residential gateway equipment.

On July 30, 2007, Zarlink closed its offering of Cdn$75,000,000 principal amount of subscription receipts (the "Subscription Receipts"). As a result of the closing of the acquisition, the Subscription Receipts will be automatically exchanged on August 3, 2007, without payment of additional consideration, for Cdn$75,000,000 principal amount of convertible unsecured subordinated debentures (the "Convertible Debentures") on the basis of Cdn$1,000 principal amount of Convertible Debentures for each Cdn$1,000 principal amount of Subscription Receipts, effective at 5:00 p.m. (Toronto time) on August 3, 2007. The Convertible Debentures will be issued through the facilities of CDS. The Subscription Receipts had been trading on the Toronto Stock Exchange under the symbol "ZL.DB.R" and will be delisted at the close of business on August 7, 2007 and the Convertible Debentures will trade on the Toronto Stock Exchange under the symbol "ZL.DB" commencing at the open of business on August 8, 2007.

Zarlink will be issuing revised guidance for the second quarter Fiscal 2008 in the coming weeks.

As the Subscription Receipts were traded, and the Convertible Debentures will trade, in the book-entry system and no individual certificates have been or will be issued, holders of the Subscription Receipts need not take any action in order to receive the Convertible Debentures to which they are entitled. Customer confirmations with respect to these Convertible Debentures will be entered through the book-entry system no later than August 8, 2007.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the Convertible Debentures in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the prospectus related to the Offering may be obtained from CIBC World Markets Inc., 161 Bay Street, Toronto, ON, M5J 2S8, Attention: Lovena Doodahnand
(416) 594-7270.

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About Zarlink Semiconductor

FOR OVER 30 YEARS, ZARLINK SEMICONDUCTOR HAS DELIVERED SEMICONDUCTOR SOLUTIONS THAT DRIVE THE CAPABILITIES OF VOICE, ENTERPRISE, BROADBAND AND WIRELESS COMMUNICATIONS. THE COMPANY'S SUCCESS IS BUILT ON ITS TECHNOLOGY STRENGTHS INCLUDING VOICE AND DATA NETWORKS, OPTOELECTRONICS AND ULTRA LOW-POWER COMMUNICATIONS. FOR MORE INFORMATION, VISIT WWW.ZARLINK.COM.

CERTAIN STATEMENTS IN THIS RELEASE, INCLUDING STATEMENTS REGARDING FUTURE RESULTS AND PERFORMANCE, ARE FORWARD-LOOKING STATEMENTS (AS SUCH TERM IS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) BASED ON CURRENT EXPECTATIONS. THE ACCURACY OF SUCH STATEMENTS IS SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING, BUT NOT LIMITED TO, THE EFFECT OF GENERAL ECONOMIC CONDITIONS, DECREASES IN DEMAND FOR THE COMPANY'S PRODUCTS, INCREASES IN RAW MATERIAL COSTS, FLUCTUATIONS IN SELLING PRICES AND ADVERSE CHANGES IN GENERAL MARKET AND INDUSTRY CONDITIONS AND OTHER FACTORS LISTED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS.

                                      -30-

For more information:

Media:                                             Investor relations:

Ed Goffin                                          Mike McGinn
Media Relations                                    Investor Relations
(613) 270-7112                                     (613) 270-7210
edward.goffin@zarlink.com                          mike.mcginn@zarlink.com